FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of January 2012.

Total number of pages: 4

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Announces Impact of the October 2011 Flooding in Thailand

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2012
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
Senior General Manager, Investor Relations

NEWS RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

FOR IMMEDIATE RELEASE

Contact:
Masahiro Nagayasu
Senior General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on January 24, 2012, in Kyoto, Japan

Nidec Announces Impact of the October 2011 Flooding in Thailand

Nidec Corporation (NYSE: NJ) (the “Company”) announced today that the following impact associated with the flooding that occurred in Thailand in October 2011 was included in its consolidated financial statements as of and for the nine months ended December 31, 2011:

(1) Description of the Impact

The flooding in Thailand caused water damage to buildings, machinery, and other property, plant and equipment as well as inventories at some of the Company’s subsidiaries.  Due to the water damage to the fixed assets inventories and power outages caused by the flooding, these subsidiaries temporarily suspended their operations.  The Company recognized a loss of ¥19,251 million associated with the water damage to the fixed assets and inventories.

The Company estimated as of December 31, 2011, that insurance payments to be received under the property damage insurance policies the Company holds would exceed the loss of ¥19,251 million relating to the fixed assets and inventories, and the amount of the insurance payments estimated as of December 31, 2011, exceeding the loss was recorded as part of operating income presented in the Company’s consolidated income statements for the nine months ended December 31, 2011.  The Company is currently in the process of estimating the aggregate realizable insurance payments for the physical damage to the fixed assets and inventories.

(Breakdown of the loss)
Loss on property, plant and equipment	¥14,034 million
Loss on inventories	¥3,701 million
Other related costs	¥1,516 million
Total:	¥19,251 million

(2) Outlook

All of the Company’s manufacturing facilities in Thailand, including those which temporarily suspended operations due to the flooding, have already resumed operations.  The Company currently expects that the loss relating to the fixed assets and inventories described above will be covered by its insurance policies, and that the above loss amount will not have a significant impact on the Company’s consolidated financial performance for the fiscal year ending March 31, 2012.

Reference:

Consolidated Financial Performance Forecast (for the fiscal year ending March 31, 2012) (announced January 24, 2012) and Consolidated Financial Performance Results (for the fiscal year ended March 31, 2011)

Yen in millions (except for per share amounts)
	Net sales	Operating income	Income from continuing operations before income taxes	Net income attributable to Nidec Corporation	Net income attributable to Nidec Corporation per share-basic
Consolidated Financial Performance Forecast (for the fiscal year ending March 31, 2012)	700,000	70,000	62,000	40,000	290.93
Consolidated Financial Performance Results (for the fiscal year ended March 31, 2011)	688,530	90,527	79,525	52,333	375.91

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans, or current estimates or expectations of Nidec or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, direct and indirect adverse impact of the flooding other than the loss amount described in this document, such as lost sales and certain incidental costs necessary to establish temporary production facilities or reestablish normal operations, the financial position and ability of insurance companies providing coverage for us, our ability to agree with such insurance companies on insurance payments under applicable policies, and changes in business and economic environments. Nidec does not undertake any obligation to update the forward-looking statements contained herein, nor to update the reasons why actual results could differ from those projected in the forward-looking statements, except as required by law.

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